

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2022

Joseph Visconti
Chief Executive Officer and President
Twin Vee PowerCats, Co.
3101 S. US-1
Ft. Pierce, Florida 34982

      Re: Twin Vee PowerCats, Co.
           Registration Statement on Form S-3
           Filed August 15, 2022
           File No. 333-266858

Dear Mr. Visconti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing

cc: Leslie Marlow